Exhibit 99.1

Silicon Motion Announces Upcoming Schedule of Events with the Financial Community

Taipei, Taiwan—December 17, 2010—Silicon Motion Technology Corporation (NasdaqGS: SIMO), a leading fabless semiconductor company that designs, develops, and markets high-performance, low-power semiconductor solutions for the multimedia consumer electronics market, today announced that it will participate in the following upcoming conferences:

The 11th Nomura @ CES 2011

Thursday, January 6, 2011 (meetings only; no Webcast)

Bellagio Las Vegas – Las Vegas, NV

The Gleacher & Co. CES Conference

Friday, January 7, 2011 11:00am (Pacific Time; no Webcast)

Venetian Hotel – Las Vegas, NV

The 13th Annual Needham Growth Conference

Wednesday, January 12, 2011 4:10 p.m. (Eastern Time; Webcast)

New York Palace Hotel – New York, NY

Bank of America Merrill Lynch “2011 Taiwan, Technology & Beyond” Conference

Wednesday, March 16, 2011 (meetings only; no Webcast; tentative date)

Shangri-La’s Far Eastern Plaza Hotel – Taipei, Taiwan

Interested parties can listen to a live audio Webcast of the Company’s presentation on the Investor Relations section of Silicon Motion’s website at www.siliconmotion.com. A replay of the Webcast will be available for a limited period of time following the event.

About Silicon Motion:

We are a fabless semiconductor company that designs, develops and markets high performance, low-power semiconductor solutions for the multimedia consumer electronics market. We have three major product lines: mobile storage, mobile communications, and multimedia SoCs. Our mobile storage business is composed of microcontrollers used in NAND flash memory storage products such as flash memory cards, USB flash drives, SSDs, and embedded flash applications. Our mobile communications business is composed primarily of mobile TV IC solutions and CDMA RF ICs. Our multimedia SoCs business is composed primarily of embedded graphics processors.

Investor Contact:	Investor Contact:

Jason Tsai	Selina Hsieh
Director of IR and Strategy	Investor Relations
Tel: +1 408 519 7259	Tel: +886 3 552 6888 x2311
Fax: +1 408 519 7101	Fax: +886 3 560 0336
E-mail: jtsai@siliconmotion.com	E-mail: ir@siliconmotion.com

Media Contact:

Sara Hsu

Project Manager

Tel: +886 2 2219 6688 x3509

Fax: +886 2 2219 6868

E-mail: sara.hsu@siliconmotion.com

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